Exhibit 1.01
L.B. FOSTER COMPANY

Conflict Minerals Report
For the reporting period from January 1, 2025 to December 31, 2025
Introduction
This Conflict Minerals Report (the “Report”) of L.B. Foster Company (the “Company” or “we”) has been prepared pursuant to Rule 13p-1 and Form SD (collectively, the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2025 to December 31, 2025.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The term “conflict minerals” is defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), wolframite, and their derivatives, as limited by the Rule, tin, tantalum, tungsten, and gold (collectively “3TG”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (the “DRC”) or any adjoining country that shares an internationally recognized border with the DRC (collectively the “Covered Countries”).

As further described in this Report, the Company has determined that certain of its operations manufacture or contract to manufacture products that may contain 3TGs that are necessary to the functionality or production of such products.

Company Overview
L.B. Foster Company is a global technology solutions provider of products and services for the rail and infrastructure markets. The Company’s innovative engineering and product development solutions address the safety, reliability, and performance needs of its customers' most challenging requirements.

Product Overview
This Report relates to the Company’s products (i) for which 3TGs are necessary to the functionality or production of that product; (ii) that were manufactured or contracted to be manufactured by the Company; and (iii) for which the manufacture was completed during calendar year 2025.

The Company does not directly purchase 3TGs, but it purchases components that are used to manufacture its products. The Company identified certain products it sells as possibly containing 3TGs that are necessary to the functionality or production of the products. These products include, but are not limited to, power rail, mass transit and rail system accessories, certain friction management products, railway wayside data collection and management systems, expansion joints, and precast concrete buildings.

Reasonable Country of Origin Inquiry (“RCOI”)
The Company conducted a RCOI in good faith to determine whether any of the 3TGs in its products originated from Conflict-Affected-High-Risk-Areas (“CAHRAs”), such as the DRC or Covered Countries. The Company identified suppliers of products (or their relevant components or materials) possibly containing 3TGs. The Company's supply chain is complex, and there are many indirect suppliers in the supply chain between the Company and the mines or locations of origin of the necessary 3TGs. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of the 3TG in our products.

Utilizing the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”), the Company engaged its potential 3TG suppliers to collect information regarding the presence and sourcing of 3TG in its products. The Company retained a third-party vendor (“Vendor”) to conduct supplier surveying via its platform which allows suppliers to upload completed CMRTs directly to the platform for validation, assessment and management. Non-responsive suppliers were contacted multiple times and were also subject to one-on-one communications by the Vendor, including offering assistance and further information to suppliers about the requirements of the Rule. The information that we received from our suppliers was at their company-wide level. Thus, the smelters or refiners (“SORs”) identified by our suppliers may include SORs that processed minerals that our suppliers supplied to other customers, and not to us. In addition, the information we received from our suppliers may include inaccurate or incomplete information. The Company evaluated the responses received, and where necessary, conducted additional inquiries with our suppliers.

Based on the responses to our RCOI, the Company is unable to determine that 3TGs necessary to the functionality or production of our products did not originate in the Covered Countries. Accordingly, the Company undertook the below due diligence measures to assess the practices of the SORs listed on its Unique Smelter List that were known or reasonably believed to have been sourced from the Covered Countries or that had unknown sourcing.

Due Diligence Process
Design of Due Diligence
The Company designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework of the Organization of Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum, and tungsten (“OECD Guidance”). The OECD Guidance identifies five steps for due diligence that should be implemented and provides guidance as to how to achieve each step. We have developed our due diligence process to address each of these five steps.

1. Establish Strong Company Management Systems
The Company has adopted the following steps to ensure we maintain strong management systems to perform our due diligence measures as part of the RCOI:

•We maintain a policy relating to 3TGs that can be viewed on the Company’s website at https://www.lbfoster.com/about/corporate-responsibility/conflict-minerals. This policy reinforces our commitment to source any materials or components from socially responsible sources and reinforces the expectation that all of our suppliers abide by these same values.

•The Company has established a management team responsible for the oversight of its conflict mineral assessment. The management team is overseen by the Principal Accounting Officer and a team of subject matter experts from relevant functions such as quality, supply chain, operations, finance, and legal.

•The Company maintains and communicates a Legal and Ethical Conduct Policy, which outlines expected behaviors for all our employees.

•In accordance with the OECD requirement to strengthen engagement with suppliers, we have, in cooperation with our Vendor, provided education to suppliers on the conflict minerals regulations as well as the expectations of the law. We continue to utilize our Vendor’s Learning Management System to provide all in-scope suppliers access to their Conflict Minerals Training Course. All suppliers are encouraged to complete all modules within this course.

•We have longstanding grievance mechanisms, including an outsourced reporting service, whereby employees and suppliers can report violations of the Company’s policies, including our policy related to conflict minerals.

•We have retained all relevant documentation from our RCOI and due diligence. Our existing policy related to relevant documentation of our conflict mineral compliance process requires that documentation be retained for a period of at least five years.

2. Identify and Assess Risk in Our Supply Chain
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult for us to identify all vendors upstream from our direct suppliers.

We rely on suppliers whose materials or components contain 3TG to provide us with information about the source of 3TG contained in those materials or components. Our direct suppliers similarly rely upon information provided by their suppliers. The primary risk we identified with respect to our suppliers is that many of the responses received provided data at a company or divisional level or were unable to specify the SORs used for 3TG in the components supplied to the Company.

3. Design and Implement a Strategy to Respond to Identified Risks
In response to this risk assessment, the Company has a risk management plan through which the conflict minerals program is implemented, managed, and monitored. Updates to this risk assessment are provided to senior management.

We provided each supplier a copy of the RMI reporting CMRT to complete for purposes of conflict minerals tracking. Furthermore, we reviewed responses to the reporting CMRT with suppliers where we needed clarification. If a supplier indicates that its products may contain 3TG from sources that may support conflict in the Covered Countries we intend to engage our suppliers to take their own risk mitigation actions, including submission of a product-level CMRT and to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. If we are not satisfied with the results, we may then take steps to terminate a contract and find replacement suppliers. We do not seek to embargo responsible sourcing of 3TGs from the DRC region or condone a general embargo on sourcing from the region.

4. Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chains
The Company does not have a direct relationship with conflict minerals SORs and thus, the Company does not perform direct audits of these entities in its supply chain. The Company relies on the efforts of RMI’s Responsible Minerals Assurance Process ("RMAP"), which administers independent third-party smelter and refinery audits and we encourage our suppliers with more direct relationships with smelters to participate in comparable due diligence validation activities.

5. Report on Supply Chain Due Diligence
This conflict minerals report is being filed with the SEC as an exhibit to our specialized disclosure report on Form SD and is available on our website at https://www.lbfoster.com.

Due Diligence Results
As described above, CMRTs were sent to and requested from our direct suppliers, who are expected to follow this process until the SOR sources are identified. Our Vendor compiled a list of all SORs that suppliers listed in completed CMRTs that met the recognized definition of a 3TGs processing facility and were operational during 2025. The suppliers provided all SORs that they purchase from on the CMRTs, therefore, the list of SORs provided by our Vendor is likely to be more comprehensive than the list of SORs which actually processed the 3TGs contained in the Company's products. We created an escalation plan for suppliers that identified on their CMRT smelters that were not conformant with the relevant RMAP standard in relation to the RMI program. These suppliers were contacted by our Vendor and the Company to evaluate whether these smelters could be connected to the Company’s products.

For the suppliers that provided a valid CMRT, the Company determined that 76% of those suppliers reported that their products did not contain 3TGs, were non-DRC in origin, or were DRC conflict free. The remaining 24% of suppliers were unable to determine the origination of 3TGs in their products.

The information that we received from many of our direct suppliers was at their company-wide level. Thus, there may be SORs identified by our suppliers that processed minerals that were supplied to other customers, and not to us. In addition, the information we received from our suppliers may include inaccurate or incomplete information. For example, the information we received from our direct suppliers may be incomplete because they may not have received accurate and complete conflict minerals information from all of the suppliers in their own supply chain. As a result, we are unable to conclusively determine whether the SORs identified by our direct suppliers were used to process the 3TGs necessary to the functionality or production of our products during 2025. Because of this uncertainty, we are also unable to conclusively determine the countries of origin of the 3TGs in our products during 2025.

Steps Taken to Mitigate Risk
We have taken, or plan to take, the following steps to mitigate the risk that our necessary 3TGs benefit armed groups:
•Continue to deploy our supply chain policy in accordance with OECD recommendations;
•Maintain internal systems to support supply chain due diligence;
•Continue to engage with our Vendor to provide training resources to our suppliers in order to increase response rates and quality of supplier responses; and
•Increase our validation of smelter information by substituting suppliers that do not use 3TGs from the Covered Countries from suppliers that use 3TGs from the Covered Countries.

Cautionary Statement on Forward-Looking Statements
This Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such forward-looking statements involve risks and uncertainties. These forward-looking statements are subject to various risks, uncertainties and other factors, including, among other matters, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to identify and mitigate risks in its supply chain, whether smelters and refiners and other market participants responsibly source conflict minerals, and political and regulatory developments, whether in the Covered Countries, the United States, or elsewhere. The Company’s forward-looking statements in this Report are based on management’s current views, beliefs, and assumptions regarding future events. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.